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                                                             EXHIBIT 21

                         SUBSIDIARIES OF REGISTRANT




The following is a listing of Subsidiaries of the Corporation, their jurisdictions of incorporation, and the name under which they do business. Each is wholly owned. Certain subsidiaries are not listed since, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary as of December 31, 1993.


                                                Jurisdiction of
                 Name of Subsidiary              Incorporation


             Hershey Canada Inc.                   Canada
             Hershey Holding Corporation           Delaware
             Sperlari S.r.l.                       Italy